UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

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FORM 8-K

CURRENT REPORT PURSUANT TO
SECTION 13 OR 15(d) OF THE
SECURITIES EXCHANGE ACT OF 1934

Date of report (Date of earliest event reported): August 3, 2015

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McDONALD'S CORPORATION
(Exact Name of Registrant as Specified in Charter)

Delaware	**1-5231**	**36-2361282**
(State or Other Jurisdiction of Incorporation)	**(Commission File Number)**	**(IRS Employer Identification No.)**

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One McDonald's Plaza
Oak Brook, Illinois
(Address of Principal Executive Offices)

60523
(Zip Code)

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(630) 623-3000
(Registrant's telephone number, including area code)

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Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.02. Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensation Arrangements of Certain Officers.

(d)   On August 3, 2015, the Company's Board of Directors increased the size of the Board by two to a total of 15 Directors, and on the same date elected Lloyd Dean and John Mulligan as Directors. The Board has not elected Messrs. Dean and Mulligan to any committees at this time. The press release announcing the election of Messrs. Dean and Mulligan to the Company's Board is furnished as Exhibit 99 to this Form 8-K.

Item 9.01. Financial Statements and Exhibits.

(d)   Exhibits.
99   Press Release of McDonald's Corporation issued August 4, 2015:
          Lloyd Dean and John Mulligan Elected to McDonald's Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

McDONALD'S CORPORATION
(Registrant)

Date: August 7, 2015   By: /s/ David S. Conroy
                                        _____
                                        David S. Conroy
                                        Corporate Vice President and Associate General Counsel

Exhibit Index

Exhibit No. 99   Press Release of McDonald's Corporation issued August 4, 2015:
                    Lloyd Dean and John Mulligan Elected to McDonald's Board of Directors

Exhibit 99



FOR IMMEDIATE RELEASE
August 4, 2015

MEDIA:
Heidi Barker Sa Shekhem   630-623-3791
heidi.barker@us.mcd.com

Becca Hary   630-623-7293
becca.hary@us.mcd.com

INVESTORS:
Chris Stent   630-623-3801
chris.stent@us.mcd.com

LLOYD DEAN AND JOHN MULLIGAN ELECTED TO MCDONALD'S BOARD OF DIRECTORS

OAK BROOK, Ill. - McDonald's Corporation today announced its Board of Directors elected Lloyd Dean and John Mulligan as Directors of the company, effective August 3.

Dean, 65, is President and CEO of Dignity Health, where he is responsible for the overall management of Dignity Health's hospitals, home health care and medical group foundations. Since becoming CEO at Dignity Health in 2000, Dean has led the organization through significant strategic, operational and financial transformations to its current status as a leading health care organization. Prior to his current role, Dean was Chief Operating Officer at Advocate Health Care.

Dean is on the Board at Wells Fargo & Company and Navigant Consulting, Inc. He holds a bachelor's degree in Sociology and a master's degree in Education from Western Michigan University in Kalamazoo, Mich.

Mulligan, 49, is Executive Vice President and Chief Financial Officer at Target, where he leads financial and retail services, which include the company's credit card operations. Mulligan joined Target in 1996 as a Financial Analyst, and during his tenure held key leadership positions in finance, human resources and with Target.com. In 2012, Mulligan was promoted to his current position at Target. While continuing to act as CFO, he served as interim President and CEO from May to August 2014.

Mulligan serves on the Minnesota Children's Hospitals and Clinics Board. He earned a bachelor's degree from the University of Wisconsin and a Master of Business Administration from the University of Minnesota.

"Both Lloyd and John bring valuable skill sets that are well-suited for our Board," said Andrew McKenna, McDonald's Chairman of the Board. "We're delighted to add these talented leaders and leverage their financial and operational expertise."

"We're pleased to welcome Lloyd and John to McDonald's as we establish ourselves as a modern and progressive burger company," said McDonald's President and Chief Executive Officer Steve Easterbrook. "Our business is at a critical turning point and these leaders bring fresh insight and perspectives as we fuel our turnaround and position the business for long-term growth."

McDonald's is the world's leading global foodservice retailer with over 36,000 locations serving approximately 69 million customers in over 100 countries each day. More than 80% of McDonald's restaurants worldwide are owned and operated by independent local business men and women.

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